UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

HPL TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

40426C105

(CUSIP Number)

Rex S. Jackson

Senior Vice President and General Counsel

Synopsys, Inc.

700 East Middlefield Road

Mountain View, CA 94043

(650) 584-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 2, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40426C105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Synopsys, Inc., I.R.S. Identification No. 56-1546236

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,239,128 shares of common stock

	8.	Shared Voting Power 5,106,750 shares of common stock (1)

	9.	Sole Dispositive Power 6,239,128 shares of common stock

	10.	Shared Dispositive Power 5,106,750 shares of common stock (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,345,878 shares of common stock (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 27.5% of common stock (2)

14.	Type of Reporting Person (See Instructions) CO

(1)   Does not include options to purchase an aggregate of 2,198,670 shares of common stock of HPL Technologies, Inc., some of which options are exercisable within 60 days of October 2, 2005, held by the persons who have entered into Voting Agreements with the reporting person as described herein.

(2)   Based on 41,305,348 shares outstanding on October 2, 2005 as represented by HPL in the Merger Agreement (as defined herein).

Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Synopsys, Inc. that it is the beneficial owner of any of the common stock referred to herein (other than the 6,239,128 shares of common stock described as being actually owned by Synopsys, Inc.) for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Amendment No. 2 to Statement on Schedule 13D

This Amendment No. 2 (the “Amendment”) amends and supplements the Statement on Schedule 13D originally filed on July 2, 2004 and amended on September 27, 2005, by Synopsys, Inc., a Delaware corporation (“Synopsys”).

This Amendment is being filed by Synopsys and relates to an Agreement of Merger among Synopsys, Snap Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of Synopsys (“Acquisition Sub”) and HPL Technologies, Inc., a Delaware corporation (“HPL”), dated as of October 2, 2005 (the “Merger Agreement”), pursuant to which, and subject to the conditions set forth therein, Acquisition Sub will merge with and into HPL and HPL would become a wholly-owned subsidiary of Synopsys (the “Merger”).  Upon the consummation of the Merger, each share of HPL common stock (other than shares owned by Synopsys, Acquisition Sub, HPL or any wholly-owned subsidiary of Synopsys or HPL, or by any stockholder of HPL who is entitled to and properly exercises appraisal rights under Delaware law) will be converted into the right to receive $0.30 in cash.

Item 1.	Security and Issuer

The class of equity securities to which this statement relates is common stock, par value $0.001, of HPL.  The principal executive offices of HPL are located at 2033 Gateway Place, Suite 400, San Jose, California 95110.

Item 2.	Identity and Background

(a)      The name of the corporation filing this statement is Synopsys, Inc., a Delaware corporation.

(b)      The address of Synopsys’ principal office is 700 East Middlefield Road, Mountain View, CA 94043.

(c)      Synopsys provides electronic design automation software that enables its customers to design complex integrated circuits and systems-on-chips in the global semiconductor and electronics industries.

(d)      Neither Synopsys nor, to Synopsys’ knowledge, any person named on Schedule A attached hereto during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)      Neither Synopsys nor, to Synopsys’ knowledge, any person named on Schedule A attached hereto during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      To Synopsys’ knowledge, each of the individuals identified on Schedule A attached hereto is a citizen of the United States except for Dr. Aart de Geus who is a citizen of the Netherlands, Dr. Raul Camposano who is a citizen of Germany and Dr. Newton who is a citizen of Australia.

Set forth on Schedule A is the name and principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Synopsys as of the date hereof.

Item 3.	Source and Amount of Funds or Other Consideration

Synopsys purchased 6,239,128 shares of HPL common stock (the “Purchased Shares”) from a third party for an aggregate purchase price of $2,869,998.88. The source of the funds for the Purchased Shares was Synopsys’ working capital.

In order to induce Synopsys to enter into the Merger Agreement and to facilitate the consummation of the Merger, certain stockholders of HPL have entered into voting agreements with Synopsys as described in Item 4 and Item 5 of this Schedule 13D. No other consideration was paid in exchange for such stockholders entering into the voting agreements.

Item 4.	Purpose of Transaction

(a) - (b) The Merger Agreement provides for the acquisition by Synopsys of all of the outstanding common stock of HPL through a merger of Acquisition Sub with and into HPL, as a result of which HPL will become a wholly-owned subsidiary of Synopsys.  The obligations of Synopsys and HPL to complete the Merger are subject to a number of conditions set forth in the Merger Agreement.

In order to induce Synopsys to enter into the Merger Agreement, HPL’s directors and certain of HPL’s executive officers collectively owning 5,106,750 of the outstanding shares of HPL common stock (the “Voting Shares”) have entered into voting agreements with Synopsys pursuant to which they have agreed, in their respective capacities as stockholders of HPL, to vote all of the shares of HPL common stock beneficially owned by them, as well as any additional shares of HPL common stock which they may acquire (pursuant to HPL stock options or otherwise) in favor of the Merger and certain related matters (the “Voting Agreements”).

The following stockholders of HPL have entered into Voting Agreements with Synopsys:  Elias Antoun; Lawrence Kraus; Yervant Zorian; Cary D. Vandenberg; Michael P. Scarpelli; Dean Frazier; and Brian Gordon.

The description contained in this Item 4 of the transactions contemplated by the Merger Agreement and the Voting Agreements is qualified in its entirety by reference to the full texts of the Merger Agreement and the form of Voting Agreement, copies of which are incorporated by reference in this Schedule 13D — see Exhibits 2.1 and 2.2.

(c) Not applicable.

(d) If the Merger is consummated, HPL will become a wholly-owned subsidiary of Synopsys, and Synopsys will subsequently determine the size and membership of the board of directors of HPL and the officers of HPL.

(e) The Merger Agreement prohibits HPL from issuing securities, disposing of securities or changing its capitalization, except under limited circumstances set forth therein.  Upon consummation of the Merger, the number of outstanding shares of HPL common stock will be adjusted as contemplated by the Merger Agreement.  The Merger Agreement further prohibits HPL from declaring, accruing, setting aside or paying any dividend or making any other distribution in respect of any shares of capital stock, or repurchasing, redeeming or otherwise reacquiring any shares of capital stock or other securities.  Upon consummation of the Merger, HPL will become a wholly-owned subsidiary of Synopsys and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

(f) Upon consummation of the Merger, HPL will become a wholly-owned subsidiary of Synopsys.

(g) The Merger Agreement contains provisions that limit the ability of HPL to engage in a transaction that would entail a change of control of HPL during the pendency of the Merger Agreement.

(h) Upon consummation of the Merger, HPL common stock will not be quoted on any quotation system or exchange and will cease to be traded on the OTC bulletin board.

(i) Upon consummation of the Merger, HPL common stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

(j) Other than as described above, Synopsys currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although Synopsys reserves the right to develop such plans).

Item 5.	Interest in Securities of the Issuer

(a) - (b) Synopsys is the record holder of the Purchased Shares, and Synopsys possesses the sole power to vote and to direct the vote, and sole power to dispose or to direct the disposition, of the Purchased Shares.  As described in Item 4 (a)-(b) of this Amendment, as a result of the Voting Agreements, Synopsys has the shared power to vote, with respect to certain matters relating to the Merger as set forth in such Voting Agreements, the Voting Shares.  The total of the Purchased Shares and the Voting Shares is 11,345,878 shares, representing approximately 27.5% of the outstanding common stock of HPL beneficially owned by Synopsys (based on the total number of shares outstanding as represented by HPL in the Merger Agreement).  To Synopsys’ knowledge, no shares of HPL common stock are beneficially owned by any of the persons identified in Schedule A to this Schedule 13D.

The description contained in this Item 5 of the transactions contemplated by the Voting Agreements is qualified in its entirety by reference to the full text of the form of Voting Agreement, a copy of which is incorporated by reference in this Schedule 13D as Exhibit 2.2.

Schedule B to this Schedule 13D sets forth, to the best of Synopsys’ knowledge, the following information for those persons with whom Synopsys shares the power to vote or to direct the vote or to dispose or to direct the disposition of the Voting Shares:  the name, address, and principal occupation or employer, of such person.  To the best of Synopsys’ knowledge, all of the persons listed on Schedule B to this Schedule 13D are citizens of the United States.

During the past five years, to the knowledge of Synopsys, no person listed on Schedule B to this Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, to the knowledge of Synopsys, no person listed on Schedule B to this Schedule 13D has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

(c) Synopsys has not, and to Synopsys’ knowledge none of the executive officers and directors of Synopsys has, engaged in any transaction in HPL common stock during the past 60 days.

(d) To Synopsys’ knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Purchased Shares or the Voting Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Concurrently with its purchase of the Purchased Shares from a third party, Synopsys entered into a Rights Agreement with HPL.  Pursuant to this Rights Agreement, HPL granted Synopsys registration and board observer rights.  Other than as described in this Amendment (including pursuant to the Merger Agreement and the Voting Agreements) Synopsys is not a party to any other contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of HPL, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description
2.1	Agreement of Merger, dated as of October 2, 2005, by and among Synopsys, Inc., Snap Acquisition, Inc., a wholly-owned subsidiary of Synopsys, Inc., and HPL Technologies, Inc.
2.2

Form of Voting Agreement dated as of October 2, 2005, executed by each of Elias Antoun, Lawrence Kraus, Yervant Zorian, Cary D. Vandenberg, Michael P. Scarpelli, Dean Frazier and Brian Gordon, and Synopsys, Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 3, 2005
Date
SYNOPSYS, INC. /s/ Rex S. Jackson
Signature
Rex S. Jackson, Senior Vice President and General Counsel
Name/Title

Schedule A

Directors and Executive Officers of Synopsys, Inc.

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Synopsys, Inc.  Except as indicated below, the business address of each person is c/o Synopsys, Inc., 700 East Middlefield Road, Mountain View, CA 94043.

BOARD OF DIRECTORS

Dr. Aart de Geus Chairman and CEO, Synopsys, Inc.	Dr. A. Richard Newton Professor of Electrical Engineering and Computer Sciences, University of California at Berkeley Berkeley, California 94720
Dr. Chi-Foon Chan President and Chief Operating Officer, Synopsys, Inc.	Dr. Sasson Somekh President, Novellus Systems, Inc. 4000 N. First Street San Jose, California 95134
Bruce R. Chizen President, Adobe Systems Incorporated 345 Park Avenue San Jose, California 95110	Roy Vallee Chairman and CEO, Avnet, Inc. 2211 S. 47 th Street Phoenix, Arizona 85034
Deborah A. Coleman General Partner, SmartForest Ventures 209 SW Oak Street, First Floor Portland, Oregon 97204	Steven C. Walske Chief Business Strategist, Parametric Technology Corporation 140 Kendrick Street Needham, Massachusetts 02494

EXECUTIVE OFFICERS

Name	Title
Dr. Aart de Geus	Chairman and Chief Executive Officer
Dr. Chi-Foon Chan	President and Chief Operating Officer
Vicki L. Andrews	Senior Vice President, Worldwide Sales
Dr. Raul Camposano	Senior Vice President, Chief Technology Officer and General Manager, Silicon Engineering Group
John Chilton	Senior Vice President and General Manager, Solutions Group
Janet S. Collinson	Senior Vice President, Human Resources and Facilities
Dr. Antun Domic	Senior Vice President and General Manager, Implementation Group
Manoj Gandhi	Senior Vice President and General Manager, Verification Group
Jay N. Greenberg	Senior Vice President, Marketing
Deirdre Hanford	Senior Vice President, Worldwide Application Services
Rex S. Jackson	Senior Vice President, General Counsel and Corporate Secretary, Acting Chief Financial Officer

Schedule B

Persons with whom Synopsys shares voting power

Name and Title	Employer	Business Address
Elias Antoun Director, HPL Technologies, Inc. and President and Chief Executive Officer, Genesis Microchip, Inc.	Genesis Microchip, Inc.	c/o HPL Technologies, Inc. 2033 Gateway Place, Suite 400 San Jose, California 95110

Lawrence Kraus Director, HPL Technologies, Inc. and Manager, Advantest America, Inc.	Advantest America, Inc.	c/o HPL Technologies, Inc. 2033 Gateway Place, Suite 400 San Jose, California 95110

Yervant Zorian Director, HPL Technologies, Inc. and Vice President and Chief Scientist, Virage Logic Corporation	Virage Logic Corporation	c/o HPL Technologies, Inc. 2033 Gateway Place, Suite 400 San Jose, California 95110

Cary D. Vandenberg President and Chief Executive Officer, HPL Technologies, Inc.	HPL Technologies, Inc.	2033 Gateway Place, Suite 400 San Jose, California 95110

Michael P. Scarpelli Chief Financial Officer, Senior Vice President and Secretary, HPL Technologies, Inc.	HPL Technologies, Inc.	2033 Gateway Place, Suite 400 San Jose, California 95110

Dean Frazier Vice President of Marketing, HPL Technologies, Inc.	HPL Technologies, Inc.	2033 Gateway Place, Suite 400 San Jose, California 95110

Brian Gordon Vice President of Software Engineering, HPL Technologies, Inc.	HPL Technologies, Inc.	2033 Gateway Place, Suite 400 San Jose, California 95110

EXHIBIT INDEX

Exhibit No.	Description
2.1	Agreement of Merger, dated as of October 2, 2005, by and among Synopsys, Inc., Snap Acquisition, Inc., a wholly-owned subsidiary of Synopsys, Inc., and HPL Technologies, Inc.
2.2

Form of Voting Agreement dated as of October 2, 2005, executed by each of Elias Antoun, Lawrence Kraus, Yervant Zorian, Cary D. Vandenberg, Michael P. Scarpelli, Dean Frazier and Brian Gordon, and Synopsys, Inc.